OSMONICS, INC. AND SUBSIDIARIES

VALUATION AND QUALIFYING ACCOUNTS

(In thousands)

Years Ended December 31, 2000, 1999 and 1998

Column A	Column B	Column C		Column D	Column E
		Additions
Description	Balance at Beginning of Period	Charged to Cost and Expensed	Charged to Other Accounts	Deductions	Balance at End of Period
Year Ended December 31, 2000:
Current Operations:
Allowance for Doubtful Accounts	$1,315	$746		$1,053(A)	$1,008
Warranty and Start-up Reserve	$1,936	$2,697		$2,411(B)	$2,222
Year Ended December 31, 1999:
Current Operations:
Allowance for Doubtful Accounts	$1,057	$762		$504(A)	$1,315
Warranty and Start-up Reserve	$2,098	$2,052		$2,214(B)	$1,936
Year Ended December 31, 1998:
Current Operations:
Allowance for Doubtful Accounts	$888	$502	$153(C)	$486(A)	$1,057
Warranty and Start-up Reserve	$1,900	$2,046		$1,848(B)	$2,098

(A)     Uncollectible accounts charged against allowance.

(B)     Actual warranty claims and start-up costs charged against reserve.

(C)     Addition due to acquisition.